

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-Mail
Mr. Timothy Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

> **Re: Data Call Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **File No. 333-131948**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1.   We note that the company filed an Item 4.01 Form 8-K on August 6, 2010 announcing a change in accountants, with ABBM Group Ltd LLP as the company's new auditor. The audit report for the December 31, 2010 financial statements is signed by John A. Braden P.C. Please amend your Form 10-K to include an audit report on the December 31, 2010 financial statements signed by the company's current auditor. When you file the amended Form 10-K, please ensure that you file the entire Item 8 and updated officer certifications.

2.   As a related matter, the audit report identifies the company as a development stage company, however, based on the financial statement presentation and current active operations, including revenue generation, it does not appear as though the company continues to be development stage entity as defined in ASC 915.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief